March 29, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Attn:	Pearlyne Paulemon Ruairi Regan

Re:	Centurion Acquisition Corp. Draft Registration Statement on Form S-1 Submitted February 16, 2024 CIK No. 0002010930

Ladies and Gentlemen:

On behalf of our client, Centurion Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced draft registration statement on Form S-1 submitted on February 16, 2024 (the “DRS”), contained in the Staff’s letter dated March 14, 2024 (the “Comment Letter”).

The Company has confidentially submitted via EDGAR an amendment to its draft registration statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement submitted February 16, 2024

Summary, page 1

1.	Please reconcile the disclosure on page 21 that you pay your expenses only from interest withdrawn from the trust account with disclosure elsewhere in your summary which appears to limit withdrawals of interest from the trust account to specific limited circumstances such as payment of taxes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Registration Statement.

United States Securities and Exchange Commission

March 29, 2024

Risk Factors
If we are deemed to be an investment company…, page 42

2.	Please revise the risk factor on page 42 to disclose clearly that if you are found to be operating as an unregistered investment company, in addition to being required to register as an investment company, you may be required to change your operations or wind down your operations. Also, to clarify the consequences to investors if you are required to wind down your operations as a result of this status, such as those losses of the investment opportunity in a target company, any price appreciations in the combined company, and any warrants, which would expire worthless. Please confirm that if the facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: In response to the Staff’s comment, the Company has revised the risk factor on pages 42 and 43 of the Registration Statement.

3.	Please retell us what recent guidance from the SEC you are referencing in the last paragraph on page 42 which is cause of uncertainty concerning the applicability of the Investment Company Act or revise your disclosure as applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 43 of the Registration Statement.

Management, page 114

4.	For each director or director nominee, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Registration Statement.

* * *

United States Securities and Exchange Commission

March 29, 2024

Please do not hesitate to contact Elliott M. Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Mark Gerhard, Centurion Acquisition Corp.

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